CUSIP NO.   055607105                 13G                     PAGE 1 OF 10 PAGES
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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                         (Amendment No. ___________)(1)


                              BMC Industries, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                   055607105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  MAY 4, 2001
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 055607105                   13G                    PAGE 2 OF 10 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        R.II Corporation
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Illinois
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    Number of
                           5       Sole Voting Power

      Shares                       924,360*
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        924,360**
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        924,360**
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        3.4%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

* SEE INSTRUCTION BEFORE FILING OUT!
** SEE ITEM 4 OF THIS FILING

CUSIP NO. 055607105                   13G                    PAGE 3 OF 10 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Riccardo Nunziati
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        U.S.A.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       1,319,260**
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   20,700**
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        1,319,260**
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    20,700**
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,339,960**
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        4.9%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

* SEE INSTRUCTION BEFORE FILING OUT!
** SEE ITEM 4 OF THIS FILING

CUSIP NO. 055607105                   13G                    PAGE 4 OF 10 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Bianca Nunziati [Individual Retirement Account]
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        U.S.A.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   20,700**
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        0
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    20,700**
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        20,700**
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0.1%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

* SEE INSTRUCTION BEFORE FILING OUT!
** SEE ITEM 4 OF THIS FILING

CUSIP NO. 055607105                   13G                    PAGE 5 OF 10 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Riccardo M. Nunziati
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        U.S.A.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       19,500**
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        19,500**
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        19,500**
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0.1%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

* SEE INSTRUCTION BEFORE FILING OUT!
** SEE ITEM 4 OF THIS FILING

CUSIP NO.   055607105                 13G                     PAGE 6 OF 10 PAGES
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ITEM 1.

(a)  Name of Issuer:                                BMC Industries, Inc.
(b)  Address of Issuer's Principal Executive        Two Appletree Square
     Offices:                                       Bloomington, Minnesota 55425

ITEM 2.

(a) - (c) Name, Principal Business Address and Citizenship of Person Filing:


                                             Riccardo M. Nunziati
            R.II Corporation                  c/o R.II Corporation
            7 York Lane Court                 7 York Lane Court
            Oak Brook, IL 60523              Oak Brook, IL 60523


           Riccardo Nunziati                 Bianca Nunziati
            c/o R.II Corporation              c/o R.II Corporation
            7 York Lane Court                 7 York Lane Court
           Oak Brook, IL 60523               Oak Brook, IL 60523



(d)  Title of Class of Securities:  Common Shares, par value $.01 per share.
(e)  CUSIP Number:  055607105


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a) - (j)  Not Applicable.

     If this Statement is filed pursuant to Rule 13d-1(c), check this box.   [X]


ITEM 4. OWNERSHIP

(a)    See response to Number 9 on cover page.
(b)    See response to Number 11 on cover page.
(c)    (i)    See response to Number 5 on cover page.
       (ii)   See response to Number 6 on cover page.
       (iii)  See response to Number 7 on cover page.
       (iv)   See response to Number 8 on cover page.



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CUSIP NO.   055607105                 13G                     PAGE 7 OF 10 PAGES
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     Mr. Riccardo Nunziati directly beneficially owns 394,900 shares of Common
Stock, which includes 252,400 shares held in individual retirement accounts.
R.II Corporation owns 924,360 shares of Common Stock. Mr. Nunziati owns 100% of the shares of R.II Corporation. Mr. Nunziati's wife, Ms. Bianca Nunziati, directly owns 20,700 shares, of which Mr. Nunziati may be deemed to be the beneficial owner.

     Ms. Nunziati owns 20,700 shares of Common Stock directly. Ms. Nunziati disclaims beneficial ownership of the 394,900 shares beneficially owned by Mr. Nunziati.

     Riccardo M. Nunziati, Mr. Nunziati's adult son, owns 19,500 shares of Common Stock.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not Applicable


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     See Item 4.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     See Exhibit 99.1.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

     Not Applicable.


ITEM 10.  CERTIFICATION

     By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO.   055607105                 13G                     PAGE 8 OF 10 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge, we certify that the information set forth in this statement is true, complete and correct.

May 4, 2001
----------------
Date



/s/ Riccardo Nunziati                          /s/ Riccardo Nunziati
-------------------------------                ---------------------------------
R.II Corporation                               Riccardo Nunziati
By:  Riccardo Nunziati
Its: President

/s/  Bianca Nunziati                           /s/ Riccardo M. Nunziati
-------------------------------                ---------------------------------
     Bianca Nunziati                           Riccardo M. Nunziati

CUSIP NO.   055607105                 13G                     PAGE 9 OF 10 PAGES
         ----------------



                                  EXHIBIT INDEX



Exhibit Number                              Description
--------------                              -----------

99.1                                        Members of Group